legal & compliance, llc

laura aNTHONy, esq.
JOHN CACOMANOLIS, ESQ*
CHAD FRIEND, ESQ., LLM
PEARL HAHN, ESQ.**
LAZARUS ROTHSTEIN, ESQ.

OF COUNSEL:
PAULA A. ARGENTO, ESQ.***
CRAIG D. LINDER, ESQ.****
PETER P. LINDLEY, ESQ., CPA, MBA
STUART REED, ESQ.
MARC S. WOOLF, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM e-mail:lrothstein@legalandcompliance.com Direct Dial: (561) 433-6217

* licensed in FL and NY

**licensed in NY

***licensed in D.C.

****licensed in FL, CA and NY

February 22, 2018

VIA ELECTRONIC EDGAR FILING

Barbara C. Jacobs Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Brightways Corporation
Amendment No. 2 to Offering Statement on Form 1-A
Filed February 2, 2018
File No. 024-10785

Dear Ms. Jacobs:

Brightways Corporation (the “Company”) is in receipt of the staff’s comment letter dated February 16, 2018 relating to the Company’s Offering Statement on Form 1-A (Amendment No. 2) (the “Offering Statement”) filed with the SEC on February 2, 2018. We note that we have contemporaneously filed Amendment No. 3 to the Offering Statement for consideration by the staff. Following are the Company’s responses to the staff’s comments. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

The Company and Business Summary

Overview, page 6

1.	We note your response to prior comment 2. Please disclose why you believe your internally developed “Switchmaker Simulator” provides an accurate prediction of electricity usage and bandwidth. Clearly identify the potential limitations of simulated power savings and increased network speed compared to real world application. In addition, please clarify the methodology used and competitor switches considered in determining that there would be a 40% reduction in electricity usage.

Response: The requested disclosure has been provided. In addition, we have added a cross reference and additional disclosure regarding the risk of a failure to meet specifications in the Risk Factor – “Product quality problems, defects, failure to meet specifications, errors or vulnerabilities in our products or services could harm our reputation and adversely affect our business, financial condition, results of operations and prospects.” We believe will be helpful to a potential investor in understanding the risks associated with development of a new product and technology.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Barbara C. Jacobs Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

February 22, 2018

Finally, we added disclosure on page 23 to conform these changes to the “Description of Business” section of the Offering Circular.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Capital Resources, page 28

2.	We note your response to prior comment 6 and reissue the comment. Please clearly indicate how long you expect to be able to continue to operate with current capital resources.

Response: The requested disclosure has been provided.

Further, the Company hereby confirms and agrees that it will only sell shares of its common stock pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

We trust that this response is satisfactory. If the staff has any comments regarding Amendment No. 2, please feel free to contact the undersigned.

Sincerely yours,

/s/ Lazarus Rothstein
Lazarus Rothstein

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Barbara C. Jacobs Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

February 22, 2018

ACKNOWLEDGEMENT

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Brightways Corporation

By:	/s/ Stephen DiFerdinando
Stephen DiFerdinando Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832